Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

April 7, 2023

National Stock Exchange of India Ltd. (Stock Code: DRREDDY-EQ)

BSE Limited (Stock Code: 500124)

Dear Sirs,

Sub: Update on Press Release dated February 27, 2023

This is in furtherance to our press release dated February 27, 2023, titled ‘Dr. Reddy's Laboratories announces agreement to acquire Mayne Pharma’s U.S. generic prescription product portfolio.’ In this regard, we would like to inform you that the said acquisition has been completed on Thursday April 6, 2023.

Kindly take the above on your record.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

/s/ K Randhir Singh
K Randhir Singh

Company Secretary, Compliance Officer and Head CSR

Cc:  New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)